EXHIBIT 99.2

PRETIUM RESOURCES INC.

INFORMATION CIRCULAR

 (all information as at April 1, 2015 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at our Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, May 7, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders: those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.  We are not using the notice and access provisions of NI 54-101 this year.

Under the provisions of NI 54-101, we will be directly delivering proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.

Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.

Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as proxy holder, if management is holding a proxy with respect to common shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those common shares.  Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder.  If a NOBO requests that the NOBO or its nominee be appointed as proxy holder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the NOBOs vote to be counted.

NOBOs that wish to change their vote must, in sufficient time in advance of the Meeting, contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.  We do not intend to pay the costs of intermediaries forwarding the securityholder materials to OBOs so OBOs will only receive the securityholder materials where the intermediary has assumed such costs.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.

Should an OBO of Common Shares wish to vote at the Meeting in person, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s intermediary or send your intermediary another written request that the OBO or its nominee be appointed as proxy holder.  The intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s common shares.  Under NI 54-101, unless corporate law does not allow it, if the intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  An intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder.  If an OBO requests that the intermediary appoint the OBO or its nominee as proxy holder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the OBOs vote to be counted.

OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.  Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at Suite 2900, 550 Burrard Street, Vancouver, BC, Canada, V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada, M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management proxyholders have been appointed, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 31, 2015, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized common share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

As at the date hereof, we have issued and outstanding 132,582,397 fully paid and non-assessable common shares, each share carrying the right to one vote.  We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 1, 2015 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, the only Person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Silver Standard Resources Inc.	17,319,457	13.06%

PARTICULARS OF MATTERS TO BE ACTED UPON

Number of Directors

The board of directors of the Company presently consists of eight (8) directors. Management proposes that the number of directors on the Company's board be reduced to seven (7).

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at seven (7), subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia).

The Company’s Board of Directors recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7). In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at seven (7).

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.

Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the seven nominees proposed by us as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2011, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder’s meeting.  The Compensation and Corporate Governance Committee will then consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Compensation and Corporate Governance Committee will consider all factors deemed relevant by members of such Committee.  The Compensation and Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Compensation and Corporate Governance Committee at which the resignation is considered.

Nominees

The following provides information on the seven nominees proposed for election as directors, the Province or State and Country in which each is ordinarily resident and the period during which each has served as a director.

Included is information relating to the nominees’ membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2014.  In that period, the Board held 5 regularly scheduled and 5 special meetings.  Special meetings may be called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.  In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.  All nominees attended 100% of applicable Board meetings.

The table below details the principal occupation of each nominee during the last five years.  In addition, the table details the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) credited to each nominee as at December 31, 2014.  The total equity value of common shares held as at December 31, 2014 is presented in Canadian dollars.

The Company’s Board of Directors recommends a vote “FOR” the appointment of each of the following nominees as Directors. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Robert A. Quartermain British Columbia, Canada	Age: 60 Non-Independent Director since October 22, 2010
Robert Quartermain is our President and Chief Executive Officer.

Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010.

Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Geology, Industry Knowledge, Corporate Finance and Capital Markets, Exploration and Development, Mineral Resources and Reserves, Corporate Governance, Human Resources and Executive Compensation, Public Reporting, Government Relations and Shareholder Communications

Board/Committee Membership	Attendance
Board	10 of 10	100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
2,600,000	2,757,353	$18,501,838 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).

C. Noel Dunn Massachusetts, USA		Age: 55 Independent Director since October 22, 2010
Noel Dunn is the Chair of our Compensation and Corporate Governance Committee and a member of our Audit Committee.

Mr. Dunn is the Managing Partner of Ero Resource Partners LLC.  Mr. Dunn was the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from 2011 to 2013 and is a former partner of Niantic Partners LLC, a private equity partnership formed in 2009, which focused on investing in real estate, natural resources and other physical assets.  Prior to 2009, Mr. Dunn spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.

Area of Expertise
Accounting and Audit, Corporate Finance and Capital Markets, Human Resources and Executive Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		10 of 10 4 of 4 5 of 5	100% 100% 100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
340,000	50,000	$335,500 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).

Ross A. Mitchell British Columbia, Canada	Age: 66 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee.

Mr. Mitchell was Vice President, Finance of Silver Standard from 1996 until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate.

Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Accounting and Audit, Corporate Finance, International and Business Tax, Human Resources and Executive Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		10 of 10 4 of 4 5 of 5	100% 100% 100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
300,000	105,000	$704,550 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).

Joseph J. Ovsenek British Columbia, Canada		Age: 56 Non-Independent Director since December 21, 2010
Joseph Ovsenek is our Executive Vice President and Chief Development Officer.

Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.

Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Corporate Finance and Capital Markets, Corporate Governance, Mergers and Acquisitions, Human Resources and Executive Compensation, Information Systems, Public Reporting, Community & Government Relations and Shareholder Communications

Board/Committee Membership		Attendance
Board		10 of 10	100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
1,500,000	125,575	$842,608 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).

George Paspalas British Columbia, Canada	Age:52 Director since May 10, 2013
George Paspalas is the President and Chief Executive Officer of MAG Silver Corp.  Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.  From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc.  Prior to that, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa.

Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Area of Expertise
Construction – mining, Operations and Development – mining, Mergers and Acquisitions, Human Resources and Executive Compensation, Public Reporting
Board/Committee Membership		Attendance
Board Compensation and Corporate Governance		10 of 10 5 of 5	100% 100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
190,000	8,000	$53,680(1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).

Peter Birkey Minnesota, USA	Age: 45 Director since May 14, 2014
Peter Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.

Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations from June 2004 to October 2013.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.

Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing.  He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Area of Expertise
Accounting and Audit, Corporate Finance, Industry Knowledge, Human Resources and Executive Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership		Attendance
Board Audit		6 of 6(1) 2 of 2(1)	100% 100%
Securities held as at December 31, 2014
Options	Common Shares	Total Value of Common Shares
150,000	Nil(3)	Nil
(1)	Mr. Birkey was appointed as a director on May 14, 2014 and has attended every meeting since his appointment.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2014 ($6.71).
(3)	Subsequent to the year ended December 31, 2014, Mr. Birkey purchased 40,000 common shares of the Company.

Shaoyang Shen British Columbia, Canada		Age: 45 Director since January 16, 2015
Shaoyang Shen is the Managing Director for Overseas Development of Zijin Mining Group.  Prior to joining the Zijin Mining Group, Mr. Shen was the Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.

Mr. Shen is a Member of The Society of Management Accountants of Ontario since 2004. He holds a Bachelor of Economics Degree from Xiamen University (China), a Master of Business Administration from the National University of Singapore and a Master of Management & Professional Accounting from the University of Toronto.

Area of Expertise
Accounting and Audit, Corporate Finance, Industry Knowledge, Operations Management and Cost Control, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership		Attendance
Board		N/A(1)
Securities held as at December 31, 2014(2)
Options	Common Shares	Total Value of Common Shares
N/A	N/A	N/A
(1)	Mr. Shen was appointed to the Board of Directors on January 16, 2015 and as such, did not attend any board meetings during the year ended December 31, 2014.
(2)	Mr. Shen was appointed subsequent to the year ended December 31, 2014. Mr. Shen was issued 150,000 stock options and owns 10,000 common shares of the Company.

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.  PricewaterhouseCoopers LLP, has served as our auditor since October 24, 2010.

STATEMENT OF EXECUTIVE COMPENSATION

For the year ended December 31, 2014, we had five Named Executive Officers (“NEOs”):

(a)	Robert Quartermain, our chief executive officer (“CEO”);

(b)	Peter De Visser, our chief financial officer (“CFO”);

(c)	Joseph Ovsenek, our Executive Vice President and Chief Development Officer;

(d)	Ken McNaughton, our Vice President and Chief Exploration Officer; and

(e)	James Currie, our Vice President and Chief Operations Officer.

Compensation Discussion & Analysis

Strategy and Approach

We recognize that people are our primary asset and our principal source of competitive advantage.  Our success depends upon attracting and retaining a group of highly qualified and motivated executives dedicated to our success and strong long-term performance.  As the mining industry is in a very competitive labour market and this situation may continue for the foreseeable future, achieving the appropriate compensation arrangements is critical for our success.

Our underlying philosophy in determining the compensation of our executives is to align the interest of our executives with those of our shareholders while ensuring that we attract and retain highly qualified individuals who are able to carry out our business objectives.

Comparative data for the following peer companies (our “Peer Companies”) were evaluated after being accumulated from a number of external sources:

Detour Gold Corp.	Continental Gold Inc.
Silver Standard Resources Inc.	Tahoe Resources Inc.
Continental Gold Inc.	Nevsun Resources Ltd.
NovaGold Resources Inc.	Primero Mining Corp.

We selected these eight development stage precious metal companies as our Peer Companies on the basis that they are the direct competitors for the individuals we require to build our company into a significant precious metals producer.  Comparative data was used for the purposes of considering the competitiveness of 2014 executive compensation.

There are four basic components to our executive compensation arrangements: base salary; short-term incentive awards; long-term incentive compensation consisting of stock options and restricted share units (RSUs); and non-cash compensation.

a)
Base Salary – Annual base salary is considered in the context of the total compensation package.  We must be competitive within the market place where we compete for talent.  Salary reviews occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance as assessed by the Compensation and Corporate Governance Committee in discussion with the President and CEO.  As competition for skilled executive officers is intense, we expect that base salaries for additional executive officers will be determined by the market place.

b)
Short-term Incentive Plan awards – The objective of our short term incentive awards are to motivate our executives to achieve, and reward their achievement of, our annual goals and objectives.  The program relies on the assessment of an individual’s performance by the President and CEO in light of the individual’s responsibilities.  Short term assessment awards will be determined by discussion amongst the Compensation and Corporate Governance Committee in consultation with our President and CEO without formal objectives, criteria or analysis.

c)
Long-Term Incentive Plan (“LTIP”) – Our LTIP awards program has traditionally consisted of the grant of stock options under our Stock Option Plan to purchase common shares.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  Our Compensation and Corporate Governance Committee has established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

In 2014, the Board approved a phantom restricted share unit plan (the “RSU Plan”) for directors, executive officers and other employees in order to promote greater alignment of interests between the directors, executive officers, employees and shareholders.  The RSU Plan provides contingent future compensation based on common share price performance and is payable only in cash.  The RSU Plan is administered by the Compensation and Corporate Governance Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the average closing price of a Common Share during the five trading days immediately preceding that date.

Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant’s RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant’s grant agreement, one-third of the RSUs granted to a participant will vest on each of the first, second and third anniversary of the grant date.

The granting of stock options and RSUs to date has been based on discussion by our Compensation and Corporate Governance Committee in consultation with our CEO, taking into account market conditions for personnel.  Any amendments to our stock option plan or RSU plan will be proposed by our Compensation and Corporate Governance Committee in consultation with our executive officers.  Our Compensation and Corporate Governance Committee will then submit the proposed amendments to our Board of Directors for approval.  In granting stock options and RSUs, our Compensation and Corporate Governance Committee takes into account previous option and RSU grants.

A significant portion of our issued and outstanding stock options will expire within the next 12 months, unless exercised.  As a result, in 2016 the Compensation and Corporate Governance Committee is considering reducing the number of stock options that may be issued under our Stock Option Plan and adopting a restricted share unit plan that provides for the issuance of Common Shares upon the vesting of restricted share units.

d)
Non-cash Compensation – In addition to the programs outlined above, our NEOs are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites.  We review these benefits for competitiveness as we continue to grow.

Performance Graph

Based on an initial investment of $100 in our common shares on December 31, 2010 and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following table provides a comparison of total returns for the five year period ended December 31, 2014:

	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
Pretium Resources Common Shares	$100	$195.77	$205.16	$85.76	$105.01
S&P/TSX Composite Index	$100	$91.26	$97.80	$110.48	$122.12

The following graph compares the quarterly percentage change in our cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of our IPO on December 21, 2010 to December 31, 2014.

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Project to production.  Since our IPO, we have advanced our Brucejack Project from exploration through engineering and into permitting, with construction expected to commence during 2015.

During the period from our IPO to September 2013, the cumulative total shareholder return on our Common Shares exceeded that of the total shareholder return of the S&P/TSX Composite Total Return Index (the “Index”).  During that period, our executive compensation remained substantially constant.  During the fourth quarter of 2013, however, our share price declined reducing the cumulative total shareholder return on our Common Shares below that of the Index.  As a result, for the year ended December 31, 2013, our CEO did not receive any short term incentive compensation while compensation to our other NEO’s remained substantially constant.  Though 2014 continued to be a challenging year for gold, the cumulative total shareholder return on our Common Shares increased, but remained below that of the Index.  During the period, our NEO’s were granted the first increases in Base Salary since our IPO, with other compensation remaining substantially constant.

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Project to production.  The aggregate compensation for our NEOs has increased due to the ongoing growth and development of the Company.

Our Compensation and Corporate Governance Committee does not set ‘share price targets’ and hold the NEOs accountable to such targets, given numerous uncontrollable factors that can affect the Company’s share price however, the Compensation and Corporate Governance Committee and the other board members are aware of the Company’s share price performance against peer performance and against various market indices (see “Performance Graph”).  The more objective factors considered in determining annual bonus are the success of the NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals.

During 2014, the Company’s approach to executive compensation transitioned from that of an exploration company to a pre-development company.  When the Company was focused on the exploration of its Brucejack Project, its executive compensation was primarily salary and option-based.  As part of our strategy, we have re-evaluated our approach to executive compensation and added performance-based cash incentives, such as the RSU Plan, the ultimate value of which received is directly related to share price performance.

We feel that our executive compensation policy is effective and supports a strong relationship between the compensation earned by the Named Executive Officers and the investment return of shareholders as we advance the Brucejack Project to production.

Compensation Governance

Our Compensation and Corporate Governance Committee is comprised of three independent directors within the meaning if NI 52-110: C. Noel Dunn (Chair), Ross A. Mitchell and George Paspalas.  Each member of the Compensation and Corporate Governance Committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.  The Compensation and Corporate Governance Committee’s responsibilities, powers and operation are described under the heading “Corporate Governance Disclosure – Compensation and Corporate Governance Committee”.

Risks Associated with Compensation Practices

The Company is an exploration and pre-development stage company and does not have any operating assets.  Incentive compensation is generally paid in relation to milestones regarding the advancement of our projects which are subject to considerable external review and assessment that is independent of the Company’s NEOs.  As such the Compensation and Corporate Governance Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.  As short-term incentive awards are determined at the discretion of the Board (other than for our President and CEO), the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while long-term incentive awards align our management with our shareholders’ interest in our growth.

Our Compensation and Corporate Governance Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage a NEO or other individual to take inappropriate or excessive risks.

Hedging Policy

Although the Company has not adopted a policy disallowing NEOs or directors from purchasing financial instruments designed to hedge or offset any decrease in market value of Common Shares or any other securities of the Company, the Company is not aware of any NEOs or directors having adopted such practice.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for the last three fiscal years.

Name and principal position	Year	Salary ($)	Share based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compensation ($)(3)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Robert Quartermain President and Chief Executive Officer	2014 2013 2012	450,000 400,000 400,000	500,000 N/A N/A	Nil 1,802,881 2,315,693	N/A N/A N/A	N/A N/A N/A	321,443 Nil 455,691	1,271,443 2,202,881 3,171,384
Peter de Visser Chief Financial Officer	2014 2013 2012	96,000 96,000 96,000	Nil N/A N/A	Nil 184,600 231,569	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	96,000 280,600 327,569
Joseph Ovsenek Chief Development Officer	2014 2013 2012	350,000 300,000 300,000	300,000 N/A N/A	Nil 1,245,003 1,543,795	N/A N/A N/A	N/A N/A N/A	300,000 250,000 250,000	950,000 1,795,003 2,093,795
Ken McNaughton Chief Exploration Officer	2014 2013 2012	325,000 300,000 300,000	300,000 N/A N/A	Nil 1,245,003 1,543,795	N/A N/A N/A	N/A N/A N/A	250,000 250,000 250,000	875,000 1,795,003 2,093,795
James Currie(4) Chief Operating Officer	2014 2013 2012	270,833 N/A N/A	300,000 N/A N/A	2,541,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	250,000 N/A N/A	3,361,833 N/A N/A
(1)
For share-based awards, the fair value was based on the market price of the Common Shares on the grant date.  The grant date fair value of share based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)
For option-based awards, the fair value was based on the market price of the Common Shares on the grant date.  The grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model.   The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)	Includes annual cash bonus paid to each NEO.
(4)	Mr. Currie was appointed as Chief Operating Office on March 4, 2014 at an annual salary of $325,000.

Named Executive Officer Compensation

Base salary for 2014 was negotiated for each of our NEOs at the time they negotiated their respective employment agreements.  Short-term incentive awards paid to Messrs. Ovsenek, McNaughton and Currie were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives or criteria, but taking into account our share price performance over the year and the average and median short term incentive awards paid by our Peer Companies.

Robert A. Quartermain, our Chief Executive Officer and President:

Compensation for Mr. Quartermain was negotiated between the Board and Mr. Quartermain prior to our initial public offering in December 2010.  In reaching an agreement on compensation, discussion was had amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.

Mr. Quartermain’s compensation is comprised of a base salary, a short-term incentive award, a long-term incentive award and non-cash compensation.  Mr. Quartermain’s short-term incentive award is a term of his Employment Agreement and is based on the annual increase in our market capitalization.  As a short-term incentive award, he receives a cash payment equal to 0.25% of the annual increase in our market capitalization, provided the annual increase is greater than 10%.

The terms of Mr. Quartermain’s Employment Agreement were determined through negotiation between Mr. Quartermain and the Board, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

Peter de Visser, our CFO:

Compensation for Mr. De Visser was determined through negotiation between Mr. Quartermain and Mr. de Visser prior to our initial public offering in December 2010 and was comprised of a fee paid to Mr. de Visser’s management corporation, De Visser Management Ltd. and a long-term incentive award.  Mr. de Visser’s compensation was reviewed and subject to discussion by the Board, with advice from legal counsel, prior to its approval.   Mr. de Visser’s employment as our Chief Financial Officer ended on January 26, 2015.  He was not paid any compensation in connection with the end of his appointment.

Joseph Ovsenek, our Executive Vice President and Chief Development Officer:

Mr. Ovsenek’s compensation was negotiated between Mr. Quartermain and Mr. Ovsenek prior to Mr. Ovsenek joining us in January 2011.  Mr. Ovsenek’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Ovsenek’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. Ovsenek’s Employment Agreement were determined through negotiation between Mr. Ovsenek and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Ovsenek.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Ovsenek is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Ovsenek has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

Ken McNaughton, our Vice President and Chief Exploration Officer:

Mr. McNaughton’s compensation was negotiated between Mr. Quartermain and Mr. McNaughton prior to Mr. McNaughton joining us in January 2011.  Mr. McNaughton’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.

Mr. McNaughton’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. McNaughton’s Employment Agreement were determined through negotiation between Mr. McNaughton and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. McNaughton.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. McNaughton is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. McNaughton has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

James Currie, our Vice President and Chief Operating Officer:

Mr. Currie’s compensation was negotiated between Mr. Quartermain and Mr. Currie prior to Mr. Currie joining us in March 2014.  Mr. Currie’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Currie’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. Currie’s Employment Agreement were determined through negotiation between Mr. Currie and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Currie.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Currie is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Currie has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

During 2014, Mr. Currie was granted 350,000 stock options in connection with his employment.  Messrs. Quartermain, Ovsenek, McNaughton were not granted any stock options during 2014; however, each NEO received a RSU grant.  Mr. Quartermain received 73,099 RSUs and Messrs. Ovsenek, McNaughton and Currie each received 43,860 RSUs.

Termination and Change of Control Benefits

We have entered into employment agreements with each of our NEOs.  Upon termination without cause, each of our NEOs except for Mr. de Visser would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination, and all unvested stock options granted pursuant to the Stock Option Plan and all unvested RSUs would immediately vest (the “Separation Package”).  Any such Separation Package payable to our NEOs is required to be paid to him within five days of the termination of his employment.

In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, our NEOs will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates a NEO’s employment without just cause; or (ii) our NEO terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide the NEO the Separation Package.

The table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs on termination without cause, assuming termination on December 31, 2014.

Name	Base Salary(1) ($)	Bonus ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert Quartermain	900,000	518,089(3)	1,465,000	Nil	2,883,089
Peter de Visser	Nil	Nil	Nil	Nil	Nil
Joseph Ovsenek	700,000	533,333(5)	675,000	Nil	1,908,333
Ken McNaughton	650,000	500,000(5)	675,000	Nil	1,825,000
James Currie	650,000	500,000(5)	Nil	Nil	816,667
(1)	24 months’ base salary.
(2)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2013 ($6.71) and the exercise price of each option.

(3)
Mr. Quartermain’s bonus is calculated as 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year, calculated based on the difference between the volume weighted average price of our shares on the TSX for the ten days trading days up to and including December 31, 2014 ($6.71) and for that same period ended December 31, 2013 ($5.48).  Upon termination without cause, Mr. Quartermain’s bonus is twice the average annual performance bonus over the past three years.

(4)	Pursuant to Mr. de Visser’s employment contract, there was no provision for termination without cause or change of control. Mr. de Visser’s employment as CFO of the Company ended on January26, 2015.
(5)	Twice the average annual performance bonus over the past three years.

Financial Instruments

No NEO or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding for each NEO as at December 31, 2014.

Name	Option-based Awards				Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested $	Market or payout value of vested share-based awards not paid out or distributed $
Robert Quartermain	1,700,000 300,000 300,000 300,000	6.00 11.78 13.70 5.85	12/21/15 12/15/16 12/12/17 12/17/18	1,207,000 Nil Nil 258,000	73,099	500,000	Nil
Peter de Visser	200,000 40,000 30,000 30,000	6.00 11.78 13.70 5.85	12/21/15 12/15/16 12/12/17 12/17/18	142,000 Nil Nil 25,800	Nil	Nil	Nil
Joseph Ovsenek	150,000 650,000 300,000 200,000 200,000	6.00 6.10 11.78 13.70 5.85	12/21/2015 01/28/2016 12/15/2016 12/12/2017 12/17/2018	106,500 396,500 Nil Nil 172,000	43,860	300,000	Nil
Ken McNaughton	150,000 650,000 300,000 200,000 200,000	6.00 6.10 11.78 13.70 5.85	12/21/2015 01/28/2016 12/15/2016 12/12/2017 12/17/2018	106,500 396,500 Nil Nil 172,000	43,860	300,000	Nil
James Currie	350,000	7.26	03/10/2019	Nil	43,860	300,000	Nil
(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2014 ($6.71) and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned by our NEOs during the year ended December 31, 2014.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Quartermain	1,400,500	Nil	Nil
Peter de Visser	161,350	Nil	Nil
Joseph Ovsenek	632,000	Nil	Nil
Ken McNaughton	632,000	Nil	Nil
James Currie	Nil	Nil	Nil
(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and assuming the NEO had the entire vested amount available for exercise.  The dollar value is calculated based on the difference between the market price of our shares on the TSX on December 31, 2014 ($6.71) and the exercise price of each vested option.

DIRECTOR COMPENSATION

Our director compensation is designed to attract and retain high caliber Board members.  In 2014, comparative director compensation data for our Peer Companies was accumulated and reviewed to our approach to Board compensation is competitive at the median of our peers, reflects best practice and takes into account governance trends.

The Compensation and Corporate Governance Committee reviews Board compensation on an annual basis and recommends revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances.  In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

In 2014, our directors were compensated for their services a directors through a combination of annual retainer fees and equity compensation in the form of stock options and RSU grants.  Directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.  There were no changes to the fees payable to directors during 2014.  The 2014 annual retainers were as follows:

Annual Retainer
Board
Lead Director	$20,000
Member	$25,000
Audit Committee
Chair	$7,500
Member	Nil
Compensation and Corporate Governance Committee
Chair	$2,500
Member	Nil
Technical Committee
Member	Nil

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2014:

Name and Position	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	All other compensation ($)	Total ($)
C. Noel Dunn Lead Director(2), Director Chair of Compensation and Corporate Governance Committee Audit Committee member	47,500	Nil	Nil	Nil	47,500
Ross Mitchell Director Chair of Audit Committee Compensation and Corporate Governance Committee member	32,500	Nil	Nil	Nil	32,500
Tom Yip Director Audit Committee member(3)	25,000	Nil	Nil	Nil	25,000
George Paspalas Lead Director(2), Director Compensation and Corporate Governance Committee member	28,333	Nil	Nil	Nil	28,333

Name and Position	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	All other compensation ($)	Total ($)
Peter Birkey Director Audit Committee member	15,728	Nil	1,179,000	Nil	1,194,728
(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)	Mr. Dunn stepped down as Lead Director of the Company and Mr. Paspalas was appointed in his place in November, 2014.
(3)	Mr. Yip was appointed as our CFO in January 2015 and has resigned from the Audit Committee.

Outstanding Option-based and Share-based Awards

The following table sets out all option-based and share-based awards outstanding for each of our non-executive directors, as at December 31, 2014.

Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months, commencing on the grant date and have a five year term.

Share-based awards are granted in the form of RSUs and vest one third every year, commencing on the grant date and have a three year term.

Option-based Awards					Share-based Awards (cash settled RSUs)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares of units of shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested $	Market of payout value of vested share-based awards not paid out or distributed $
C. Noel Dunn	200,000 50,000 40,000 50,000	6.00 11.78 13.70 5.85	12/21/15 12/15/16 12/12/17 12/17/18	185,000	Nil	Nil	Nil
Ross A. Mitchell	175,000 45,000 35,000 45,000	6.00 11.78 13.70 5.85	12/21/15 12/15/16 12/12/17 12/17/18	162,950	Nil	Nil	Nil
Tom Yip	150,000 40,000 30,000 40,000	11.01 11.78 13.70 5.85	03/16/16 12/15/16 12/12/17 12/17/18	34,400	Nil	Nil	Nil
George Paspalas	150,000 40,000	6.40 5.85	05/17/18 12/17/18	80,900	Nil	Nil	Nil
Peter Birkey	150,000	7.86	05/16/19	Nil	Nil	Nil	Nil
(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2014 ($6.71) and the exercise price of each option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our non-executive directors, vested or earned during the year ended December 31, 2014:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	174,250	Nil	Nil
Ross A. Mitchell	153,275	Nil	Nil
Tom Yip	25,800	Nil	Nil
George Paspalas	72,300	Nil	Nil
Peter Birkey	Nil	Nil	Nil
(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.  The dollar value is calculated based on the difference between the market price of our shares on the TSX on December 31, 2014 ($6.71) and the exercise price of each vested option.

SECURITIES AUTHORISED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at December 31, 2014 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)
Equity compensation plans approved by securityholders	10,810,950	8.48	871,858
Equity compensation plans not approved by securityholders	Nil	-	Nil
Total	10,810,950	N/A	871,858

CORPORATE GOVERNANCE DISCLOSURE

Our Compensation and Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2014.  National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Applying the definition set out in NI 52-110, five of the eight members of the current Board are independent:  C. Noel Dunn, Ross Mitchell, George Paspalas, Peter Birkey and Shaoyang Shen.  Robert Quartermain was not independent as he was our President and Chief Executive Officer, Joseph Ovsenek is not independent as he is our Chief Development Officer and Tom Yip is no longer independent as he became our Chief Financial Officer in January 2015.  The majority of our directors were independent in 2014.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled Board meeting, the independent directors hold an in camera session as well.  Mr. Dunn, an independent director, was our Lead Director in 2014 and acted as chair of meetings of the independent members of the Board and acted as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert Quartermain	Primero Mining Corp.
C. Noel Dunn	Pan American Silver Corp.
George Paspalas	MAG Silver Corp.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

During the year ended December 31, 2014, the Board of Directors held a total of ten meetings.  The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (10 Meetings)	Independent Director Meetings (10 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (5 Meetings)
Robert Quartermain	10 of 10 100%	-	-	-
Joseph Ovsenek	10 of 10 100%	-	-	-
C. Noel Dunn	10 of 10 100%	10 of 10 100%	4 of 4 100%	5 of 5 100%

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (10 Meetings)	Independent Director Meetings (10 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (5 Meetings)
Ross Mitchell	10 of 10 100%	10 of 10 100%	4 of 4 100%	5 of 5 100%
Tom Yip	10 of 10 100%	10 of 10 100%	4 of 4 100%	-
George Paspalas	10 of 10 100%	10 of10 100%	-	5 of 5 100%
Peter Birkey(1)	6 of 6 100%	6 of 6 100%	2 of 2 100%	-
Overall Attendance Rate	100%	100%	100%	100%

(1)	Mr. Birkey was appointed to the Board of Directors and the Audit Committee on May 14, 2014 and as such, has attended all of the Meetings since his appointment.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established four committees, detailed below.  All committee charters are re-assessed annually by each respective committee and such charters are posted on our website.

Audit Committee

The Audit Committee is composed of Ross Mitchell (Chair), C. Noel Dunn and Peter Birkey, all of whom are independent and financially literate as such terms are defined in NI 52-110.

The Audit Committee meets with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The Chair’s duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

NI 52-110 requires our Audit Committee to meet certain requirements.  It also requires us to disclose certain information regarding the Audit Committee.  The required information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2014, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is composed of C. Noel Dunn (Chair), Ross Mitchell and George Paspalas.

The main responsibilities of the Compensation and Corporate Governance Committee are to discharge the Board’s responsibilities relating to compensation and benefits of our executive officers and directors and to assist the Board in fulfilling its responsibilities with respect to oversight of corporate governance matters. The Board has adopted a written Compensation and Corporate Governance Committee Charter which provides that the Compensation and Corporate Governance Committee is responsible for:

•	evaluating the CEO’s performance and setting the CEO’s compensation level based on that performance;

•	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard;

•
making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants;

•	developing and recommending to the Board corporate governance guidelines;

•
reviewing the performance of the Board, Board members, Board committees and management; and identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.

In addition, the Compensation and Corporate Governance Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk.

Pursuant to the written Compensation and Corporate Governance Committee Charter, all members will need to have a working familiarity with corporate governance practices.  The CEO may not be present during the Compensation and Corporate Governance Committee’s voting or deliberations.

The Compensation and Corporate Governance Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.  Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

The Compensation and Corporate Governance Committee will regularly review the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It will receive comments from all directors as to the Board’s performance, will be responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It will be required to report annually to the Board on such assessments.

Technical Committee

The Technical Committee, composed of George Paspalas, is a non-standing Board appointed committee with the primary function of assisting the Board in discharging its oversight responsibilities relating to the development, permitting, construction and/or operational activities of the Company in respect of the Brucejack Project.

Finance Committee

The Finance Committee is a non-standing Board appointed committee with the primary objective of providing the Board with recommendations relating to future financing structures which should be considered by the Company.  Current members of the Finance Committee are Robert Quartermain, Joseph Ovsenek, Tom Yip, Ross Mitchell, George Paspalas and Peter Birkey.  Mr. Yip is not standing for appointment as a director at our AGM and as such, will no longer be a member of the Finance Committee subsequent to our AGM.

Position Descriptions

The Board has developed a written position description for the Lead Director.  The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that Board functions, delegated to the Committees, are carried out.

Robert Quartermain serves as the Chairman of the Board.  The Chairman is responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board’s agenda to enable it to successfully carry out its duties. The Chairman presides at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

Each of our directors was nominated to our Board for his respective area of expertise.  By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.

All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2015, we plan on providing continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand their obligations as directors, information sessions on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies and strategic planning meetings with management.  Our directors visited our Brucejack project in 2014 and will do so again in 2015.

In order to assist in the flow of information to our Board, we use an electronic board portal.  The board portal facilitates the provision of resources to the Board.  If and when a new director is added to our Board, they will have the opportunity to become familiar with us by meeting with other directors and with our officers and employees, and reviewing our policies and other resources contained in the board portal.

The Compensation and Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com.

Annual certification is required by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Under the Code of Conduct, members of the Board and executive officers will be required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board advocates a high standard of integrity for all of us and its members.  As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.  In this regard, the Board has, among other things, established the following: (a) a Compensation and Corporate Governance Committee and (b) a Code of Conduct:

(a)
The Compensation and Corporate Governance Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management’s monitoring of our compliance with the Code.

(b)
The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting our requirements.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

The Board has adopted a Whistle Blower Policy which sets out the procedures for receiving, handling and retaining of complaints regarding improper activities, as well as for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Nomination of Directors

The Compensation and Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Compensation and Corporate Governance Committee is comprised of C. Noel Dunn (Chair), Ross Mitchell, and George Paspalas.  All members of the Compensation and Corporate Governance Committee are independent.

In reviewing potential candidates, the Compensation and Corporate Governance Committee review the competencies of and skills of potential candidates against those that the Committee considers the Board as a whole should possess.  This assessment involves the exercise of the Compensation and Corporate Governance Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.  Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director.  The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

We have implemented a majority voting policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Election of Directors - Majority Voting for Directors.

Director Term Limits and Other Mechanisms of Board Renewal

The Board does not impose term limits for its directors as term limits inherently discount the value of experience and continuity on the Board and of directors with deep knowledge of the Company and its business.  An informal review of both the effectiveness of each director and the effectiveness of the Board as a whole is performed annually.

Representation of Women on the Board and in Executive Officer Positions

The Board has recently adopted a Diversity Policy which recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. While gender diversity is considered when evaluating candidates for director and executive positions, the Board has not set specific targets at this time.  The Board believes that each potential nominee should be evaluated based on his or her merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of women in such positions.  Currently, the Company has no female directors and one out of seven (14%) of the Company’s executive officers are female.

ADDITIONAL INFORMATION

Additional information can be found on the SEDAR website at www.sedar.com under

“Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available on SEDAR or on our website at www.pretivm.com.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-558-1784.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Compensation Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.